Security Class Holder Account Number Form of Proxy - Annual and Special Meeting to be held on June 13, 2012 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the shareholder. However, if such a direction is not made in respect of any matter, this proxy will be voted by the designated management nominee(s): FOR the Election of Directors of the Corporation as set out in the accompanying Circular; FOR the Re-appointment of Auditors; FOR the Name Change Resolution; FOR the Executive Share Unit Plan Resolution; FOR the Confirmation of By-law Amendment Resolution; and FOR the Continuance into Québec Resolution. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. 7. This proxy confers discretionary authority on the proxyholder to vote as the proxyholder sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 am, Eastern Time, on June 11, 2012. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet Go to the following web site: Smartphone? Scan the QR code to vote now. www.investorvote.com If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER

Appointment of Proxyholder

The undersigned shareholder of MI Developments Inc. (the "Corporation") hereby appoints Thomas Heslip, or failing this person, Jennifer Tindale

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as proxyholder of the undersigned, with full power of substitution, in respect of all the Common Shares of the Corporation held by the undersigned, to attend at, and to act and vote on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting (the "Meeting") of the Shareholders of the Corporation to be held at the Trading Floor, Design Exchange, 234 Bay Street, Toronto, Ontario, on June 13, 2012 at 10:00 am (Toronto time) and at any adjournment or postponement thereof. Capitalized terms used and not otherwise defined herein shall have the meaning attributed to such terms in the management information circular of the Corporation dated May 9, 2012 (the "Circular").

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Michael Brody	☐	☐	02. Peter Dey	☐	☐	03. Barry Gilbertson	☐	☐
04. Thomas Heslip	☐	☐	05. Gerald J. Miller	☐	☐	06. Scott I. Oran	☐	☐
07. G. Wesley Voorheis	☐	☐						

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	For	Withhold
2. Re-Appointment of Auditors Vote FOR or WITHHOLD from voting for the re-appointment of Ernst & Young LLP as the auditor of the Corporation, based on the recommendation of the Audit Committee of the Board of Directors of the Corporation, and authorize the directors of the Corporation to fix the auditor's remuneration.	☐	☐

	For	Against
3. Name Change Resolution Vote FOR or AGAINST the special resolution as more particularly set forth in Appendix "A" of the accompanying Circular to amend the Articles of Amalgamation of the Corporation in order to change the Corporation's name from "MI Developments Inc." to "Granite Real Estate Inc.".	☐	☐
4. Executive Share Unit Plan Resolution Vote FOR or AGAINST the resolution as more particularly set forth in Appendix "B" of the accompanying Circular to approve the Executive Share Unit Plan and the settlement of Share Units by the issuance of Shares.	☐	☐
5. Confirmation of By-Law Amendment Resolution Vote FOR or AGAINST the resolution as more particularly set forth in Appendix "C" of the accompanying Circular, confirming the amendment of the Corporation's By-laws that was effected by the Corporation's Board of Directors on April 3, 2012 in order to change the quorum requirement for a meeting of shareholders from the holders of a majority of the shares entitled to vote at such meeting to the holders of not less than 25% of the shares entitled to vote at such meeting.	☐	☐
6. Continuance into Québec Resolution Vote FOR or AGAINST the special resolution as more particularly set forth in Appendix "D" of the accompanying Circular, authorizing the continuance of the Corporation into the Province of Québec.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

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